FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Trillium Therapeutics Inc. (the "Company" or "Trillium")

2488 Dunwin Drive

Mississauga, Ontario L5L 1J9

Item 2. Date of Material Change

January 29, 2020

Item 3. News Release

The news release dated January 29, 2020 was disseminated through the services of Globe Newswire and was filed on the System for Electronic Document Analysis and Retrieval ("SEDAR").  A copy of the news release is available under the Company's profile on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

Trillium announced on January 29, 2020 that it had closed its previously announced underwritten public offering of 41,279,090 common shares of the Company and 1,250,000 Series II Non-Voting Convertible First Preferred Shares of the Company (the "Offering"). The common shares and preferred shares were sold at a public offering price of US$2.75 per share. The number of shares sold includes the full exercise by the underwriters of their option to purchase up to an additional 5,547,272 common shares.

The gross proceeds from the Offering were approximately US$116,955,000, before deducting underwriting commissions and other offering expenses. The Company intends to use the net proceeds of the Offering towards: 1) the clinical development of its CD47 programs; and 2) research, manufacturing and regulatory activities, and working capital and general corporate purposes.

The common shares and preferred shares were qualified for distribution by a prospectus supplement dated January 23, 2020 to the short form base shelf prospectus dated January 5, 2018 and in the United States pursuant to the Corporation's U.S. registration statement on Form F-10 (File No. 333-222085) declared effective on January 8, 2018.

Item 5.1. Full Description of Material Change

See attached press release as Schedule A.

Item 5.2. Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential.

Item 8. Executive Officer

James Parsons

Chief Financial Officer

Tel: (416) 595-0627 x 232

Email: james@trilliumtherapeutics.com

Item. 9 Date of Report
February 7, 2020

Schedule "A"

FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

Trillium Closes US$117 Million Public Offering of Common Shares and Series II Non-Voting Convertible First Preferred Shares

CAMBRIDGE, Mass., January 29, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the closing of its previously announced underwritten public offering of 41,279,090 common shares of the Company and 1,250,000 Series II Non-Voting Convertible First Preferred Shares of the Company (the "Offering"). The common shares and preferred shares were sold at a public offering price of US$2.75 per share. The number of shares sold includes the full exercise by the underwriters of their option to purchase up to an additional 5,547,272 common shares.

The gross proceeds from the Offering were approximately US$116,955,000, before deducting underwriting commissions and other offering expenses. The Company intends to use the net proceeds of the Offering towards: 1) the clinical development of its CD47 programs; and 2) research, manufacturing and regulatory activities, and working capital and general corporate purposes.

Key investors in the Offering included the Company's existing significant shareholder New Enterprise Associates, as well as new investors Boxer Capital, Logos Capital, Vivo Capital, and Venrock Healthcare Capital Partners, among others.

"Trillium's mission is to redefine the oncology treatment paradigm by developing and delivering to patients next-generation immunotherapies. We believe we have two potentially best-in-class CD47 molecules, a clear strategy targeting hematologic malignancies with great unmet medical needs, and now also funding from the top healthcare investors in this country to pursue that mission," said Dr. Jan Skvarka, Trillium's President and Chief Executive Officer.

Cowen acted as the sole book-running manager for the Offering. Bloom Burton Securities Inc. acted as co-manager for the Offering.

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. The Company's pipeline also includes a preclinical STING (stimulator of interferon genes) agonist program.

As previously announced, the STING program is earmarked for out-licensing.

For more information visit: www.trilliumtherapeutics.com.

Caution Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements relating to Trillium's intended use of net proceeds from the Offering and the belief that Trillium's programs could achieve best-in-class status for CD47 molecules and deliver the next-generation of immunotherapies. You should not place undue reliance on these forward-looking statements. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the Company will be able to raise capital through the sale of shares, positive results from preclinical and early clinical research are not necessarily predictive of results of later-stage clinical trials, market and other conditions, the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally, the discretion of our management with respect to the use of the net proceeds, and the risks and uncertainties facing Trillium set forth in the Offering Documents and Trillium's Annual Report on Form 20-F for the year ended December 31, 2018 filed with Canadian securities authorities and with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

Media Contact:

Mike Beyer

Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com